FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of a Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2006
Commission File Number: 001-13928
Royal Bank of Canada
(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President & Corporate Secretary
(Address of registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___________________

INCORPORATION BY REFERENCE
This Report on Form 6-K and the exhibit hereto are incorporated by reference as exhibits to Royal Bank of Canada’s Registration Statement on Form F-9 which was originally filed with the Securities and Exchange Commission on December 14, 2005 (File No. 333-130306), as amended on December 21, 2005.
EXHIBITS

Exhibit	Description of Exhibit
7.1	First Supplemental Indenture, dated as of July 21, 2006, between Royal Bank of Canada and JPMorgan Chase Bank, National Association, as Trustee to Indenture, dated as of October 23, 2003, between Royal Bank of Canada and JPMorgan Chase Bank, National Association as Trustee

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA
By:	/s/ Jim Archer-Shee
	Name:	Jim Archer-Shee
	Title:	Executive Vice-President, Corporate Treasury and Treasurer

Date: July 21, 2006